February 28, 2019

VIA ELECTRONIC TRANSMISSION

Securities & Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Dear Sir/Madam:

On behalf of Northern Lights Fund Trust, a registered investment company (the “Registrant”), we hereby submit, via electronic filing, Post-Effective Amendment No. 1,174 (the “Amendment”) to the Trust’s Registration Statement under the Securities Act of 1933. The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933. The main purpose for this filing is to add intermediary-specific sales charges and waivers applicable to the Altegris/AACA Opportunistic Real Estate Fund’s (the “Fund) Class A shares, which are found in Appendix A to the Fund’s prospectus. We are requesting via separate correspondence that the Amendment also serve as a template filing for other funds in the fund complex. The Registrant requests selective review of the Amendment because the Fund’s Prospectus and Statement of Additional Information in the Amendment is substantially similar to its Prospectus and Statement of Additional Information dated May 1, 2018, and filed as Post-Effective Amendment No. 1,081, which was previously reviewed by the Commission’s staff, except that the Amendment includes: Appendix A and other updates to the intermediary-specific sales charges and waivers.

Based upon the preceding and pursuant to Securities Act release No. 6510 and Investment Company Release No. 13768 (February 15, 1984), the Registrant has authorized us to request, on its behalf, selective review of the above referenced Registration Statement.

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

If you have any questions, please contact Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla